UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Sustainability Report (2023)

1. Name of Report	2023 POSCO HOLDINGS Sustainability Report
2. Verification Agency	Samil Pricewaterhouse Coopers

3. Writing Standards	This report was prepared in accordance with the GRI (Global Reporting Initiative) Standards: Core option, the SASB (Sustainability Accounting Standards Board) industry classification system and the TCFD (Task Force on Climate-related Financial Disclosures) recommendations.

4. Place for Filing	POSCO Holdings Website: https://www.posco-inc.com:4453/poscoinc/v3/eng/esg/s91e4000400c.jsp

5. Details

•  POSCO Holdings’ 21st Sustainable Management Report, ‘2023 Sustainable Management Report’, reflects the commitment, strategies, and performance of sustainable management and ESG management of the company.

•  This year’s report incorporates the following four enhancements;

- Firstly, it reflects the results of POSCO Holdings’ key ESG issues and the Top 5 issues in five business sectors—steel, secondary batteries, energy, infrastructure, and trading—identified through Double Materiality Assessment.

- Secondly, climate change issues of high investor interest are included in the TCFD report (Book in Book format) to meet the requirements of global disclosure standards.

- Thirdly, POSCO Holdings has organized key ESG issues that require central management and disclosure from the stakeholders’ perspective. Controversial issues, improvement progress, and future plans are reflected in the “ESG Progress & Prospects” in the Book-in-Book format.

- Fourthly, ESG data for the major subsidiaries and major overseas entities, including 15 entities related to the holding company, are disclosed in the ‘ESG Factbook’.

Part 1.

CEO Message

POSCO Group’s Business Areas

Risk Management

Innovative Stories for Better Future

History of Sustainability Reporting

Part 2.

ESG Framework: Group ESG Strategy, Double Materiality Assessment

Performance by ESG Agenda

ESG Progress & Prospects

Part 3.

ESG Factbook

ESG Policy Book

Reporting Index

Attestation Report

ø The above table of contents is for the ‘2023 POSCO Holdings Sustainability Report’ and detailed contents can be found in the attached file.

6. Date of Filing(Verification)	June 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 2, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President